Exhibit 99.1

THE GROWHUB LIMITED Announces Receipt of Nasdaq Notification Letter Regarding Stockholders’ Equity Deficiency

SINGAPORE, May 28, 2026 – THE GROWHUB LIMITED (NASDAQ: TGHL) (“GrowHub” or the “Company”), a Singapore-based company leveraging blockchain technology to enhance product traceability and authenticity, today announced that it received a notification letter from The Nasdaq Stock Market LLC (“Nasdaq”) dated May 26, 2026, notifying the Company that, based on the reported stockholders’ equity of $2,299,129 of the Company as reported in its Form 20-F for the period ended December 31, 2025, filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2026, it was no longer in compliance with the minimum stockholders’ equity requirement for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5550(b)(1) requires listed companies to maintain stockholders’ equity of at least $2,500,000.

The Nasdaq notification does not affect the listing of the Company’s securities at this time. The notification provides the Company has until July 10, 2026, or 45 calendar days from the date of the notification, to submit to Nasdaq a plan to regain compliance with Nasdaq Listing Rule 5550(b)(1). The Company intends to regain compliance within the applicable compliance period and is currently working on a plan.

If the plan is approved, Nasdaq can grant an extension of up to 180 calendar days from the date of the notification letter to evidence compliance.

About THE GROWHUB LIMITED

The GrowHub Limited is a Singapore-based company specializing in enhancing product traceability and authenticity within supply chains through its proprietary blockchain technology platform. GrowHub offers solutions such as blockchain traceability, anti-counterfeit measures, and carbon management to promote transparency and sustainability. GrowHub’s business comprises three main divisions: the GrowHub Platform, a revolutionary traceability blockchain technology solution, product trading facilitation offering, and IT professional services. For more information, visit https://thegrowhub.co/.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Contacts

THE GROWHUB LIMITED

media@thegrowhub.co